EXHIBIT 4.1

AMENDMENT NO. 2
TO THE RIGHTS AGREEMENT

This Amendment No. 2 effective as of February 28, 2018 to the Rights Agreement dated February 14, 2008, as amended (the “Rights Agreement”) is by and among Inuvo, Inc., a Nevada corporation formerly known as Kowabunga! Inc., formerly known as Think Partnership Inc. (the “Company”) and Colonial Stock Transfer Company, Inc., a Utah corporation (the “Rights Agent”). All terms not otherwise defined herein shall have the same meaning as in the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to a Stock Acquisition Date, the Company may supplement or amend the Rights Agreement in any respect without the approval of the holders of any Rights, by action of its Board of Directors;

WHEREAS, the Board of Directors of the Company desires to amend the Rights Agreement to extend the Final Expiration Date until March 1, 2020; and

WHEREAS, a Stock Acquisition Date has not occurred.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

1.    Amendment of the Rights Agreement. Section 7(a) of the Rights Agreement hereby amended and restated in its entirety as follows:

(a)    The registered holder of any Rights Certificate evidencing exercisable Rights may exercise the Rights evidenced thereby (except as otherwise provided in this Agreement) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the related certification properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each Right being exercised (as such amount may be reduced (including to zero) pursuant to Section 11(a)(iii)) and an amount equal to any applicable transfer tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9 in cash, or by certified check, wire transfer or bank draft payable to the order of the Company, at or prior to the earliest of (i) the Close of Business on March 1, 2020 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), and (iii) the time at which such Rights are exchanged as provided in Section 24 (the earliest of (i), (ii) and (iii) being the “Expiration Date”).

2.    Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile, PDF or other electronic means) and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

3.    Effectiveness. This Amendment shall be deemed effective as of the date first written above. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of any provision of the Rights Agreement.

INUVO, INC.

By: /s/ Wallace D. Ruiz
Wallace D. Ruiz, Chief Financial Officer

COLONIAL STOCK TRANSFER COMPANY, INC.

By: /s/ Dan Carter
Dan Carter, Vice President, Services